Stephen R. Boatwright Attorney Direct: (602) 530-8301 Email: steve.boatwright@gknet.com

May 4, 2018

Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:
Responses to letter dated April 24, 2018, containing comments to Escondido Innovations, Inc. Form 10-12G filed on April 13, 2018.

Dear Mr. Dobbie:

Please see the responses below to the comments contained in your letter dated April 24, 2018, containing comments to the Form 10-12G filed by Escondido Innovations, Inc. on April 13, 2018. I have included the relevant excerpts from your letter in italics below.

Industry Background, page 5

1.      Please expand this section to include a brief explanation regarding the relevance of the information it contains to the company and its business specifically, rather than to the film, television and music businesses generally.

Please see the explanation in the opening paragraph of the “Industry Background” section on page 5 of the Form 10/A filed on May 4, 2018, added in response to this request.

Intellectual Property, page 9

2.      Please revise your disclosure to include the methods you expect to use to achieve worldwide distribution, and the timeframe in which you expect the creation and distribution to occur.

Please see the expanded discussion in the “Intellectual Property” section on page 9 of the Form 10/A filed on May 4, 2018, added in response to this request.

Very truly yours, /s/ Stephen R. Boatwright Stephen R. Boatwright

CC:
Julie Griffith
Abe Friedman
Theresa Brillant